Exhibit 12

Black Hills Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015

Ratio = Earnings/Fixed Charges

Earnings as defined by Regulation S-K

Income (loss) from continuing operations	$67,361	$44,374	$109,417	$118,307	$130,889	$(17,935)

Add
Income Taxes	24,508	20,445	60,219	63,040	66,625	(14,640)
(Income) loss from equity investee	(1,559)	(1,121)	(10)	86	1	5,514
Income (loss) from continuing operations before equity in earnings of subsidiaries and income tax	90,310	63,698	169,626	181,433	197,515	(27,061)

Plus
Fixed Charges as Defined	107,824	118,649	120,011	115,820	76,636	64,635
Distributed income of equity investees	2,444	2,197	261	—	—	—

Less
Interest capitalized	(4,381)	(11,260)	(682)	(1,061)	(982)	(1,037)

Total Adjusted Earnings	$196,197	$173,284	$289,216	$296,192	$273,169	$36,536

Fixed Charges as defined in Regulation S-K

Interest expensed per SEC reports (includes amortization of deferred financing costs)	$101,295	$105,424	$117,072	$112,918	$72,035	$60,796

Interest capitalized	4,381	11,260	682	1,061	982	1,037
Total interest per SEC 10K 10Q	105,676	116,684	117,754	113,979	73,017	61,833

Estimate of interest within rental expense	2,148	1,965	2,257	1,841	3,619	2,802
Subtotal	107,824	118,649	120,011	115,820	76,636	64,635

Fixed Charges as Defined	$107,824	$118,649	$120,011	$115,820	$76,636	$64,635

Ratio of Earnings to Fixed Charges	1.82	1.46	2.41	2.56	3.56	0.57 (1)

(1)          Total adjusted earnings for the nine months ended September 30, 2015 include $178 million of a ceiling test impairment and, as a result, the ratio of earnings to fixed charges for the nine months ended September 30, 2015 is below 1.0.  To achieve a ratio of 1.0, an additional $29 million of total adjusted earnings for the nine months ended September 30, 2015 would be needed.